May 26, 2011

Via EDGAR (correspondence)

Mr. Lyn Shenk, Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
100 “F” Street N.E.
Washington, DC  20549-3561

RE:       YUM! Brands, Inc.
File No. 001-13163
Form 10-K: For the Fiscal Year Ended December 25, 2010

Dear Sirs:

YUM! Brands, Inc. (the “Company”) has received your letter dated May 6, 2011, which contained a comment based on your review of the above-referenced Form 10-K.  We respectfully submit our response to your comment.  Our response herein should be read in conjunction with our response dated April 20, 2011 to your letter dated April 8, 2011.  For your convenience, we have repeated your comment in its entirety followed by our response.

Form 10-K: For Fiscal Year Ended December 25, 2010

Critical Accounting Policies and Estimates

Impairment of Goodwill, page 55

1.
We note your response to our prior comment 2, and in particular, the change in operating profit from 2009 to 2010 for the Pizza Hut United Kingdom reporting unit.  In view of this, please provide us with the goodwill impairment test performed in 2010 for this reporting unit.  In so doing, tell us the key assumptions used in the test, the basis for these assumptions, why you believe the assumptions to be reasonable under the circumstances, especially in regard to sales growth, and how these assumptions compared to historical amounts reported in the last three fiscal years.  In regard to sales growth, describe for us all sales growth promotions conducted for this reporting unit since 2005, your assessment as to the success of such efforts and the basis for your assessment, and why you believe the sales growth factored into the impairment test to be reasonable in view of past sales growth attempts.  Your analysis should clearly indicate the fair value and carrying amount of the reporting unit, and the conclusion in regard to whether goodwill of the reporting unit was or was not impaired.

Yum! Brands, Inc.
May 26, 2011

Response:
We perform our annual goodwill impairment testing at the beginning of our fourth quarter.  In connection with this testing in 2010, we determined that the fair value of our Pizza Hut United Kingdom (“PHUK”) reporting unit exceeded its carrying value by 27% and thus no goodwill impairment existed.  No events occurred or circumstances changed during the balance of the fourth quarter that would have more likely than not reduced the fair value of the PHUK reporting unit below its carrying amount.

We measured the fair value of our PHUK reporting unit using an income approach based on discounted expected future cash flows.  Expected future cash flows for 2011 were consistent with those used in developing the 2011 PHUK operating plans which are the basis for target annual incentive compensation.  We do not generally require our businesses to prepare operating plans for a period beyond the upcoming year.  However, due to the sharp decline in the reporting unit’s performance in 2010, the PHUK management team presented a three-year recovery plan (2011-2013) to International Division and YUM Senior Management, including YUM’s Chairman and Chief Executive Officer, during the latter part of 2010.

In their presentation to Senior Management, the PHUK team outlined specific strategies and assumed outcomes, demonstrating significant analytical rigor in determining key underlying assumptions.  Senior Management believed that the plan was strategically sound and that the assumptions regarding future growth were reasonable and attainable.  In making this determination, Senior Management relied on its historical experience with our businesses around the world that experience temporary downturns due to factors similar to those that have impacted PHUK.  Accordingly, the assumptions and results from this plan reflected our best judgment as to the PHUK expected future cash flows for 2011 – 2013.  Expected cash flows for 2014 and beyond were determined using modest growth assumptions.

We have supplementally provided to the Staff an Appendix to this response letter detailing the results of our 2010 goodwill impairment test for our PHUK reporting unit supporting our conclusion that the goodwill of the reporting unit was not impaired.  We have also provided within the Appendix detail of the key assumptions used in our goodwill testing and the reasons why we believed these assumptions were reasonable in light of recent results and future plans for the reporting unit.

Respectfully submitted,

/s/ David E. Russell

David E. Russell
Vice President, Corporate Controller